UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): **September 4, 2009**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Section 1	**Registrant's Business and Operations**

Item 1.01	**Entry into a Material Definitive Agreement**

On September 4, 2009, Morris Publishing Group, LLC ("Morris Publishing", the "Company"), as borrower, entered into Waiver No. 13 ("Waiver No. 13"), with JPMorgan Chase Bank, N.A. as Administrative Agent under the Credit Agreement dated as of December 14, 2005 (as amended by Amendment No. 1 thereto, Amendment No. 2 and Waiver thereto, Amendment No. 3 thereto, Amendment No. 4 and Waiver No. 2 ("Waiver No. 2") thereto, Waiver No. 3 thereto, Amendment No. 5 and Waiver No. 4 ("Waiver No. 4") thereto, Waiver No. 5 thereto, Waiver No. 6 thereto, Waiver No. 7 thereto, Waiver No. 8 thereto, and Amendment No. 6 and Waiver No. 9 ("Waiver No. 9") thereto, Waiver No. 10 thereto, Waiver No. 11 thereto, and Waiver No. 12 thereto, and as otherwise modified and supplemented and in effect immediately prior to the effectiveness of Waiver No. 13, the "Credit Agreement") between Morris Publishing, Morris Communications Company, LLC ("Morris Communications"), the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent. Additional parties to the Waiver include the subsidiary guarantors of Morris Publishing, Morris Communications, MPG Newspaper Holding, LLC ("MPG Holding"), the parent of Morris Publishing, Shivers Trading & Operating Company, the parent of MPG Holding, and Morris Communications Holding Company, LLC, the parent of Morris Communications. The lenders party to the Credit Agreement are JPMorgan Chase Bank, N.A., The Bank of New York, SunTrust Bank, Wachovia Bank, N.A., Bank of America, N.A., General Electric Capital Corporation, Allied Irish Banks, P.L.C., RBS Citizens, N.A., Comerica Bank, US Bank, National Association, First Tennessee Bank, National Association, Webster Bank, National Association, Keybank National Association, Sumitomo Mitsui Banking Corporation, and Mizuho Corporate Bank, Ltd.

The Credit Agreement includes an event of default if Morris Publishing defaults in the payment when due of any principal or interest due on any other indebtedness having an aggregate principal amount of $5,000,000 or more (such as Morris Publishing's $278,478,000 of 7% Senior Subordinated Notes due 2013 (the "Notes")). Morris Publishing failed to pay the $9,746,730 interest payment due February 1, 2009 and the $9,746,730 interest payment due August 3, 2009 on the Notes. Waiver No. 13 waives any defaults that arose from the failure to make such interest payments on the Notes until 5:00 p.m. New York City time on September 11, 2009. However, the waiver will terminate earlier if Amendment No. 10 to the Forbearance Agreement (described below) is terminated or amended prior to such time or upon other defaults.

Waiver No. 13 also waives until September 11, 2009 any event of default that may have occurred when Morris Publishing failed to meet the consolidated cash flow ratio or the consolidated interest coverage ratio under the Credit Agreement when Morris Publishing and Morris Communications delivered their consolidated financial statements for the second quarter of 2009 on August 28, 2009 (the date the relaxed financial covenants under Amendment No. 3 to the Credit Agreement terminated).

In addition, Waiver No. 13 includes an additional fee in the amount of two percent of the commitments of the consenting lenders that is payable on September 18, 2009, or earlier, upon the termination of the lender's waiver (the "Fee Payment Date"). The amount of this fee would be approximately $ 2.8 million. However, such fee shall not be payable if before the Fee Payment Date the lenders' loans are paid in full, the loans and commitments of the lenders are purchased at par, or a majority of the consenting lenders agree to waive the fee.

Also on September 4, 2009, Morris Publishing and Morris Publishing Finance Co., as issuers, and all other subsidiaries of Morris Publishing, as subsidiary guarantors, entered into Amendment No. 10 (Amendment No. 10") to the Forbearance Agreement dated as of February 26, 2009 (the "Forbearance Agreement") with respect to the indenture relating to the Notes (the "Indenture") between the issuers, the subsidiary guarantors and US Bank Trust, N.A. (as successor to Wachovia Bank, N.A.), as Indenture Trustee, dated as of August 7, 2003. Morris Publishing failed to pay the $9,746,730 interest payment due February 1, 2009 and the $9,746,730 interest payment due August 3, 2009 on the Notes (the "Payment Defaults"). Pursuant to the Forbearance Agreement, the holders, their investment advisors or managers (the "Holders") of over $226,000,000 of outstanding principal amount of the Notes (over 80% of the outstanding Notes), agreed not to take any action during the forbearance period (the "Forbearance Period") as a result of the Payment Defaults to enforce any of the rights and remedies available to the Holders or the Indenture Trustee under the Indenture or the Notes, including any action to accelerate, or join in any request for acceleration of, the Notes. The Holders also agreed to request that the Indenture Trustee not take any such remedial action with respect to the Payment Defaults, including any action to accelerate the Notes during the Forbearance Period.

Under the Amendment No. 10, the "Forbearance Period" generally means the period ending at 5:00 p.m. EDT on September 11, 2009 (the "Expiration Time"), but could be terminated earlier for various reasons set forth in the Forbearance Agreement including if the lenders under the Credit Agreement accelerate the maturity of the obligations under the Credit Agreement, if Waiver No. 13 is terminated, upon the occurrence of any other default under the Indenture, or if Morris Publishing files for bankruptcy protection or breaches its covenants under the Forbearance Agreement.

Section 8	Other Events

Item 8.01	Other Events

On September 4, 2009, Morris Publishing issued a press release announcing that it has obtained forbearance until September 11, 2009 with respect to its failure to make interest payments on its senior subordinated notes. Holders of more than 80 percent of the outstanding amount of senior subordinated notes agreed to the forbearance.

The lenders party to the Credit Agreement also agreed to waive until September 11, 2009 the cross default arising from the overdue interest payments on the senior subordinated notes and waives any events of default that may have occurred from Morris Publishing's and Morris Communications' failure to meet various financial covenants under the Credit Agreement when they delivered their consolidated financial statements for the second quarter of 2009.

Morris Publishing anticipates additional extensions of the waiver and forbearance periods as it continues to pursue alternative sources of funds or means of financing to repay or refinance the amounts outstanding on the Credit Agreement and attempt to refinance or restructure the amounts outstanding on the Notes. The timing and ultimate outcome of such efforts cannot be determined at this time.

A copy of Morris Publishing's press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **September 4, 2009**   **MORRIS PUBLISHING GROUP, LLC**

                              By: **/s/ Steve K. Stone**
                                     Steve K. Stone
                                     Senior Vice President and Chief Financial Officer



Morris Publishing Group, LLC
P.O. BOX 936 • AUGUSTA, GA 30903-0936
www.morris.com

MORRIS PUBLISHING OBTAINS EXTENSION OF FORBEARANCE PERIOD ON OVERDUE INTEREST PAYMENTS

AUGUSTA, Ga.—September 4, 2009— Morris Publishing Group, LLC announced today that it has obtained an extension until September 11, 2009 to make two semi-annual interest payments of $9.7 million on its senior subordinated notes originally due Feb. 1, 2009 and August 3, 2009. The holders of more than 80 percent of the outstanding amount of senior subordinated notes have agreed to extend the forbearance period for these payments.

Morris Publishing's senior bank group also agreed to extend until September 11, 2009 the waiver of the cross defaults arising from the overdue interest payments on the senior subordinated notes.

Morris Publishing Group, LLC is a privately held media company based in Augusta, Ga. Morris Publishing currently owns and operates 13 daily newspapers as well as nondaily newspapers, city magazines and free community publications in the Southeast, Midwest, Southwest and Alaska. For more information, visit our Web site, morris.com.

For further information, please contact:
Craig S. Mitchell
Senior Vice President of Finance
Morris Communications Company, LLC
706-823-3236